Rothschild Investment LLC
Financial Report
December 31, 2025

Filed as PUBLIC Information Pursuant to Rule 17a-(d) Under

The Securities and Exchange Act of 1934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16429

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__
                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Rothschild Investment LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__311 South Wacker__
                                                        (No. and Street)

__Chicago__	__IL__	__60606__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Curtis Ellergodt__	__630-448-5711__	__cellergodt@rothschildwealth.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
__RSM US LLP__
                        (Name – if individual, state last, first, and middle name)

__30 South Wacker Dr. Suite 3300__	__Chicago__	__IL__	__60606__
(Address)	(City)	(State)	(Zip Code)

__09/24/2003__	__49__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Docusign Envelope ID: AD2BCD2B-468F-4B5E-90E9-32D7729EC508

OATH OR AFFIRMATION

I, Curtis Ellergodt, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Rothschild Investment LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Signed by: Curtis Ellergodt 4758F3BEC586410...

Title: Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Rothschild Investment LLC

Table of Contents





RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of Rothschild Investment LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Rothschild Investment LLC (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2024.

Chicago, Illinois
March 31, 2026

THE POWER OF BEING UNDERSTOOD
ASSURANCE | TAX | CONSULTING

1

Rothschild Investment LLC

Statement of Financial Condition
December 31, 2025

Assets

Cash and cash equivalents	$ 3,264,357
Receivables:	
Clearing broker dealer	451,556
Other broker dealers	20,253
Advisory fees	9,975
401(k) management fees	29,764
Other	15,285
Furniture and equipment, net of depreciation	16,773
Prepaid expenses	87,866
Other assets	85,617
Total assets	**$ 3,981,446**

Liabilities and Member's Equity

Accounts payable and accrued expenses	$ 503,672
Due to parent	511,986
Deferred revenue	214,871
Total liabilities	1,230,528
Member's Equity	2,750,918
Total liabilities and member's equity	**$ 3,981,446**

The accompanying notes are an integral part of this financial statement.

Rothschild Investment LLC

Notes to Financial Statements

Note 1. Nature of Organization and Significant Accounting Policies

Nature of Organization
Rothschild Investment LLC (the Company) is a registered securities broker-dealer and a registered investment adviser with the Securities and Exchange Commission ("SEC"). As a broker-dealer, the Company provides brokerage services to retail and institutional customers located primarily throughout the Midwestern United States, with customer transactions cleared through another broker-dealer on a fully disclosed basis. The Company's designated examining authority is the Financial Industry Regulatory Authority ("FINRA"). As an investment adviser, the Company provides investment management services to individuals, trusts and retirement plans. The Company is a wholly owned subsidiary of the parent company, Rothschild Wealth Holdings LLC (formerly known as Sentinus Holdings LLC, d/b/a Rothschild Holdings LLC).

The Company operates under the provision of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of those Rules. The requirement of Paragraph (k)(2)(ii) provides that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. Any customer checks or securities received are promptly transmitted to the clearing broker-dealer.

The Company is also exempt for other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17C.F.R. § 240.17a-5 that are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in Rule 15c3-3) for the year ended December 31, 2025.

Note 2. Significant Accounting Policies

Accounting Policies
The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Cash and Cash Equivalents
Cash and cash equivalents consist of deposits with financial institutions and are carried at fair value. Due to the short-term nature and liquidity of these financial instruments, the carrying values of these assets approximate fair value. The Company considers all money market accounts and instruments with original maturities of three months or less at the purchase date as cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Notes to Financial Statements

Note 2. Significant Accounting Policies (Continued)

Receivables
The amounts shown as receivable from clearing broker represent the balances held by clearing broker of uninvested cash and money market funds. The receivable from other broker dealers represents funds owed to the Company as part of a commission sharing agreement. Advisory fee and 401(k) management fees receivable are fees invoiced to customers that have not been collected as of December 31, 2025. Other receivables include a receivable from an advisor.

Furniture and Equipment
Furniture and equipment are recorded at cost. Furniture and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, generally 5-7 years.

Revenue Recognition
The recognition and measurement of revenue is based on the assessment of contracts with customers and recorded in accordance with Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers ("Topic 606").* Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. Revenue is recognized upon transfer of control of promised services to customers in an amount that reflects consideration to which the Company expects to be entitled in exchange for those services. The Company enters into contracts that can include multiple services, which are accounted for separately if they are determined to be distinct. In determining the transaction price, the Company considers multiple factors, including whether constraints on variable consideration should be applied due to uncertain future events.

Asset Management
Investment advisory fees are based on contractual rates applied to assets managed and recognized as earned. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving the benefits as they are provided. Fees are received quarterly and are recognized as revenue over time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

401(k) management fees are based on contractual rates applied to assets managed and recognized as earned. The Company provides these advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving the benefits as they are provided. Fees are received monthly, quarterly, semi-annually, or annually and are recognized as revenue over time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Brokerage Commissions
Commissions and related clearing expenses are recorded on a trade-date basis. The Company buys and sells securities on behalf of its customers. The Company believes the performance obligation is satisfied on the trade date because that is when the underlying security is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Commission revenue also includes mutual fund revenues consisting primarily of sales charges earned on open-end funds and 12b-1 distribution and/or service fees from open-end funds and money market funds. The Company may receive fees paid by the funds up front (sales charges) or over time (service fees). The Company believes that its performance obligation in the former is the sale of securities to investors and as

Notes to Financial Statements

Note 2. Significant Accounting Policies (Continued)

such is fulfilled on trade date. The Company's receipt of periodic service fees or trailers from mutual fund companies is typically based on a percentage of net asset value. The Company believes the performance obligation of this is satisfied over time because the customer is receiving the benefits as they are provided. This revenue is recorded over time, usually monthly or quarterly, as the net asset value is determined.

Insurance and Annuities
The Company may receive fees paid by the insurance and annuity carriers up front (sales charges) or over time (trails). The Company believes that its performance obligation in the former is the sale of the policy to clients and as such is fulfilled on trade date. The Company's receipt of periodic trailers from insurance carriers is typically based on a percentage of net contract value or premiums. The Company believes the performance obligation of this is satisfied over time because the customer is receiving the benefits as they are provided. This revenue is recorded over time, usually monthly or quarterly.

The following contract assets and liabilities are presented under the requirements of Topic 606:

	1/1/2025	12/31/2025
Fee Receivables	$ 296,435	$ 59,992
Deferred Fees	$ 193,452	$ 214,871

The decrease in fees receivable was due to a timelier collection of invoices fees in 2025 than in 2024. The deferred fees as of December 31, 2025, were from quarterly billings received from customers in November or December 2025, where a portion of the quarter includes January 2026, or January and February 2026, respectively.

Income Taxes
The Company operates as a single member limited liability company and is considered a disregarded entity for United States income tax reporting purposes. Consequently, Rothschild Wealth Holdings LLC recognizes profits and losses of the Company and any related tax liability thereon, on its individual income tax return. No provision for federal or state income taxes has been recorded in the financial statements.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. As of December 31, 2025 management has determined that there are no material uncertain tax positions.

The Company is subject to examination by the U.S. Federal and state tax authorities for the current and previous three years.

Subsequent Events
The Company has evaluated subsequent events and transactions through the date the financial statements were issued. In February and March of 2026, the Company declared and made a $500,000 distribution in each month to its parent company. The Company has concluded that no other events have occurred during this period that could require adjustments to or disclosure in these financial statements.

Rothschild Investment LLC

Notes to Financial Statements

Note 2. Significant Accounting Policies (Continued)

Segment Reporting

The Company operates under one single reportable segment. The President of the Company is the chief operating decision maker ("CODM") and makes the overall decisions about the Company's resource allocation and assesses the performance of the Company. Substantially all of the Company's revenues are derived from investment advisory services, brokerage, 401(k) services and insurance and annuity sales primarily offered in the United States to customers located in the United States. All decisions regarding the allocation of financial, operational, and other resources are managed for the Company as one operating segment. As part of the determination for the allocation of resources, the President reviews net income as the measure of profit or loss and uses net income to monitor budget versus actual results and assess performance. The accounting policies used to measure the profit and loss are those described in the summary of significant accounting policies. In addition, as part of assessment of the performance of the Company, the President reviews: (i) the statement of operations for significant expenses which include both cash and noncash items and (ii) the Company's compliance with the Uniform Net Capital Rule 15c3-1 (see Note 10) under the Securities and Exchange Act of 1934, which is not a measure of profit or loss, to make operational decisions while maintaining capital adequacy. There were no changes in segment determinations, measures reviewed by the CODM, or significant expense categories compared with prior periods.

Expected Credit Losses

Under accounting standard codification ("ASC") Topic 326, entities must record lifetime expected credit losses for financial instruments within the scope of the current expected credit losses ("CECL") model. The Company has determined that ASC 326 has no impact on its financial instruments, including receivables, as of December 31, 2025, based on their short-term duration and creditworthiness of the counterparties.

Recent Accounting Pronouncements

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The ASU introduces a practical expedient and, for entities other than public business entities, an accounting policy election to simplify the application of Topic 326, Financial Instruments—Credit Losses, to current accounts receivable and current contract assets arising from revenue transactions accounted for under Topic 606, Revenue from Contracts with Customers. The update is effective for annual reporting periods beginning after December 15, 2025 and is effective for the Company on a prospective basis beginning in 2026. The update is not expected to have a significant impact on the Company's financial statements.

Note 3. Receivable from and Deposit with Clearing Broker

Amounts receivable from and on deposit with the clearing broker at December 31, 2025, consist of the following:

Cash	$ 50
Money market funds	351,506
Deposit	100,000
	$ **451,556**

The deposit is required to be maintained in accordance with the Company's agreement with the clearing broker.

At December 31, 2025, deposits with the Company's clearing broker may serve as collateral for amounts due to the clearing broker and securities sold short, not yet purchased, if any.

Rothschild Investment LLC

Notes to Financial Statements

Note 4. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs.

Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. Financial assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the financial investment.

Money market funds are valued based on the published net asset value per share on the day of valuation. These financial instruments are classified as Level 1 in the fair value hierarchy.

The following table presents the Company's financial assets and liabilities measured at fair value on a recurring basis at December 31, 2025 using the fair value hierarchy:

Description	Level 1	Total
Assets		
Receivable from		
Clearing broker-dealer		
Money market funds	$ 351,506	$ 351,506
	$ 351,506	**$ 351,506**

As of December 31, 2025, the Company had no financial instruments categorized as Level 2 or Level 3 of the fair value hierarchy.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy.

Notes to Financial Statements

Note 5. Furniture and Equipment

Furniture and equipment at December 31, 2025 consisted of the following:

Furniture and equipment	$ 53,533
Less accumulated depreciation	(36,760)
	$ 16,773

Note 6. Profit Sharing Plan

The Company has a discretionary profit-sharing plan that covers all eligible employees. Profit sharing amounts may be contributed at the option of the Company's Managing Member. In addition, investment services rendered to the plan were absorbed by the Company in the current year.

Note 7. Related Party

The Company is a party to an expense sharing agreement with its parent company, Rothschild Wealth Holdings, LLC. The Company incurs rent and management costs. Rent is calculated based off of usage. Management costs are calculated based on time spent and are continuously monitored. The balance due to Rothschild Wealth Holdings, LLC as of December 31, 2025 was $511,986, which shown as the total due to parent on the statement of financial condition.

Additionally, the Company provides brokerage and investment services to certain employees and executive officers and their family members. Advisory fees are waived and commissions earned are minimal.

Note 8. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. Management of the Company expects the risk of loss to be remote.

Note 9. Financial Instruments with Off-Balance-Sheet Risk

Customers' transactions are introduced to and cleared through Pershing, LLC, the Company's clearing broker. Under the terms of its clearing agreement, the Company guarantees the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

The Company is exposed to off-balance-sheet counterparty risk resulting from principal transactions in securities. Such risk arises in the event that counterparties fail to satisfy their obligations and the related collateral is insufficient. The Company monitors such risk on a daily basis.

The Company maintains cash in its trading accounts at its clearing broker and in bank deposit accounts.

Notes to Financial Statements

Note 9. Financial Instruments with Off-Balance-Sheet Risk (continued)

The cash in bank deposit accounts may at times exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk on cash.

The receivable from and deposit with the clearing broker, and cash equivalents held by the clearing broker, resulting from the Company's trading and brokerage activities, represent a concentration of credit risk. The Company does not anticipate nonperformance by its customers or clearing broker. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2025, the Company had net capital of $2,484,850 which was $2,234,850 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was .005 to 1.